SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                             ________________

                               SCHEDULE 13G
                             ________________

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13-G FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                            (AMENDMENT NO.  )*

                     Integrated Process Equipment Corp.
                             (NAME OF ISSUER)

                       Common Stock, $0.01 par value
                      (TITLE OF CLASS OF SECURITIES)

                               45812 K 108
                              (CUSIP NUMBER)





__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 6 PAGES

                               13G

CUSIP No.  45812K 10 8
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Fletcher Asset Management, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,400,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,400,000
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               1,400,000
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               9.0%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
               CO
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 2 OF 6 PAGES

                               13G

CUSIP No.  45812 K 108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Alphonse Fletcher, Jr.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,400,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,400,000
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               1,400,000
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               9.0%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
               IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 3 OF 6 PAGES

ITEM 1(a).  NAME OF ISSUER:  Integrated Process Equipment Corp.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               911 Bern Court, San Jose, California, 95112

ITEM 2(a).  NAME OF PERSON FILING:
               Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
               767 Fifth Avenue, 48th Floor, New York, New York 10153

ITEM 2(c).  CITIZENSHIP:
               Fletcher Asset Management, Inc. is a corporation organized under the laws of the State of Delaware.
               Alphonse Fletcher, Jr. is a citizen of the United
               States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:  Common Stock, par value $0.01


ITEM 2(e).  CUSIP NUMBER:  45812K 10 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see item 7

          (h) (  )  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                        PAGE 4 OF 6 PAGES
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ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:  1,400,000

          (b)  Percent of class:

          9.0% (based on the 15,574,511 shares of Common Stock (the "Common Stock") of Integrated Process Equipment Corp. (the "Company"), including those reported to be outstanding as of November 11, 1996, as reflected in the Company's amendment to its quarterly report on Form 10-Q/A-1 filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 1996 and the shares of Common Stock underlying convertible securities held by the Discretionary Account (as defined below) that are convertible within 60 days of December 31, 1996.)

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote
                     0
               (ii)  shared power to vote or to direct the vote
                     1,400,000
               (iii) sole power to dispose or to direct the disposition of
                     0
               (iv) shared power to dispose or to direct the disposition of 1,400,000

          The amount of Common Stock reported to be beneficially owned includes 1,400,000 shares of Common Stock issuable upon the conversion of 100,000 shares of Convertible Preferred Stock (the "Preferred Stock") of the Company. The Preferred Stock is convertible to Common Stock within 60 days of December 31, 1996. The number of shares of Common Stock issuable upon conversion of the Preferred Stock is in part dependent upon the average daily trading price of the Common Stock over a specified period, and is subject to increase under certain circumstances. Accordingly, the number of shares so issuable will vary from time to time. The holdings reported reflect the amount of common stock that would have been held had the Preferred Stock been converted on December 31, 1996.

          By virtue of Mr. Fletcher's position as President of Fletcher Asset Management, Inc., a Delaware corporation ("FAM"), Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,400,000 shares of Common Stock of the Company held by Fletcher International, Ltd., a discretionary account managed by FAM (the "Discretionary Account"), and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. This Schedule 13G is filed by FAM, which is an investmentadviser registered under Section 203 of the Investment Advisers Act of 1940,as amended, with respect to the 1,400,000 shares of Common Stock held at December 31, 1996 by the Discretionary Account managed by FAM. By reason of the provisions of Rule 13d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Discretionary Account. The Discretionary Account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

          Pursuant to a swap transaction between the Discretionary Account and Lehman Brothers, Lehman Brothers has the right to receive the dividends from a portion the Common Stock held by the Discretionary Account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

                        PAGE 5 OF 6 PAGES

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ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

          By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                              February 14, 1997



                              /s/ ALPHONSE FLETCHER, JR.
                              Alphonse Fletcher, Jr., as President of
                              Fletcher Asset Management, Inc.



                              /s/ ALPHONSE FLETCHER, JR.
                              Alphonse Fletcher, Jr.


                        PAGE 6 OF 6 PAGES